Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Excel Maritime Carriers Ltd. (the “Company”) regarding the Notice of the Rescheduled Annual Meeting of Shareholders of the Company, the Notice of the Rescheduled Annual Meeting of Shareholders of the Company and the Proxy Statement for the Rescheduled Annual Meeting of Shareholders of the Company. Attached as Exhibit 2 is the Form of Proxy for the Rescheduled Annual Meeting of Shareholders of the Company.

Exhibit 1

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

October 16, 2007

TO THE SHAREHOLDERS OF
EXCEL MARITIME CARRIERS LTD.

Enclosed is a Notice of the Rescheduled Annual Meeting of Shareholders of Excel Maritime Carriers Ltd. (the “Company”) which was originally scheduled to be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on September 19, 2007, at 11:00 a.m. (Bermuda time) and has now been rescheduled to be held on October 16, 2007, at the same time and location.

At the Rescheduled Annual Meeting of Shareholders (the “Rescheduled Meeting”), shareholders of the Company will consider and vote upon the three proposals set forth in the accompanying proxy statement, which supersedes the proxy statement originally mailed to you on August 15, 2007.  In addition to the original proposals pertaining to the election of directors and appointment of auditor, the accompanying proxy statement contains a proposal to amend the Company’s Amended and Restated Articles of Incorporation to increase the number of Class A common shares the Company is authorized to issue.

You are cordially invited to attend the Rescheduled Meeting in person.  Whether or not you plan to attend the Rescheduled Meeting, please sign, date and return the enclosed proxy as soon as possible in the enclosed self-addressed stamped envelope.  If you attend the Rescheduled Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE RESCHEDULED MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  EVEN IF YOU HAVE ALREADY RETURNED A PROXY FOR THE ORIGINAL MEETING, YOU NEED TO RETURN A NEW PROXY FOR THE RESCHEDULED MEETING.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT FOR THE RESCHEDULED MEETING.

                Very truly yours,

                     Gabriel Panayotides
            Chairman

EXCEL MARITIME CARRIERS LTD.
NOTICE OF RESCHEDULED ANNUAL MEETING OF SHAREHOLDERS
OCTOBER 16, 2007

NOTICE IS HEREBY given that the Annual Meeting (the “Rescheduled Meeting”) of the shareholders of Excel Maritime Carriers Ltd. (the “Company”) originally scheduled to be held on September 19, 2007 at 11:00 a.m. Bermuda time has been rescheduled for October 16, 2007 at 11:00 a.m. Bermuda time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda for the following purposes, which are more completely set forth in the accompanying proxy statement.

1.
To approve the Amendment to Article Fifth of the Amended and Restated Articles of Incorporation of the Company, increasing from 49,000,000 to 100,000,000 the number of authorized shares of the Company’s Class A common stock;

2.	To elect the seven members of the Board of Directors of the Company being all in the same Class;

3.	To ratify and approve the appointment of the Company’s independent auditor; and

4.	To consider such other matters as may properly come before the Rescheduled Meeting.

The close of business on September 12, 2007, has been set as the new record date for the determination of shareholders entitled to receive notice and to vote at the Rescheduled Meeting or any adjournment thereof.

You are invited to attend and participate.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE RESCHEDULED MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.  EVEN IF YOU HAVE ALREADY RETURNED A PROXY FOR THE ORIGINAL MEETING, YOU NEED TO RETURN A NEW PROXY FOR THE RESCHEDULED MEETING.

In the event you decide to attend the Rescheduled Meeting, you may revoke your proxy and vote in person.

            By Order of the Directors,

   Deborah L. Paterson
Secretary

September 13, 2007
Hamilton, Bermuda

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

----------------------

PROXY STATEMENT
FOR
RESCHEDULED ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 16, 2007

----------------------

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Excel Maritime Carriers Ltd., a Liberian corporation (the “Company”), for use at the Rescheduled Annual Meeting of Shareholders originally scheduled to be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on September 19, 2007 at 11:00 a.m. local time and rescheduled to be held on October 16, 2007, at the same time and location (the “Rescheduled Meeting”), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Rescheduled Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice and to vote at the Rescheduled Meeting, on or about September 13, 2007.

The outstanding shares of the Company as of September 12, 2007 (the “Record Date”), consisted of 20,028,898 common shares, par value $ 0.01, of which 19,893,572 are Class A shares (“Class A Shares”) and 135,326 are Class B shares (“Class B Shares”) (together the “Common Shares”).  Each holder of record of the Common Shares at the close of business on the Record Date is entitled to receive notice of the Rescheduled Meeting and to one (1) vote for each Class A Share then held by each holder and one thousand (1,000) votes for each Class B Share then held by each holder.  One-third of the total number of votes shall constitute a quorum at the Rescheduled Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Rescheduled Meeting or any adjournment or postponement thereof.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “EXM”.

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal office, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, a written notice of revocation by a duly exercised proxy bearing a later date, or by attending the Rescheduled Meeting and voting in person.

All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Rescheduled Meeting.

In the event there are insufficient votes for approval of any of the matters to be voted upon at the Rescheduled Meeting, the Rescheduled Meeting may be adjourned in order to permit further solicitation of proxies.

The Company will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals.  In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the directors, officers and employees of the Company by telephone, cable and personal interviews.  Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

PROPOSAL ONE – APPROVAL OF THE AMENDMENT TO
ARTICLE FIFTH OF THE AMENDED AND RESTATED
ARTICLES OF INCORPORATION

The Board of Directors hereby submits to the Company’s shareholders a proposal to approve and adopt an amendment to Article Fifth of the Amended and Restated Articles of Incorporation that would have the effect of increasing the number of Class A common stock the Company is authorized to issue, from 49,000,000 shares to 100,000,000 shares.

The purpose of this proposed increase in the amount of authorized shares of Class A common stock is to provide the Company with the flexibility to issue a greater amount of Class A common stock than currently authorized as and when the Board of Directors deems it to be in the best interests of the Company to issue additional shares of its Class A common stock.

The proposed amendment would delete the existing Article FIFTH (1) of the Amended and Restated Articles of Incorporation in its entirety and replace it with the following:

“Authorized Amount.  The aggregate number of shares which the Corporation shall have authority to issue is 106,000,000 of which (a) 100,000,000 shares shall be Class A common shares per value $0.01 per share, (hereinafter referred to as “Class A Shares”), to be issued in registered form, (b) 1,000,000 shares shall be Class B common shares, par value $0.01 per share (hereinafter referred to as “Class B Shares”), to be issued in registered form and (c) 5,000,000 shares shall be shares of Preferred Stock, par value $0.1 per share, to be issued in registered form and series (the “Preferred Stock”).  The holders of the Class A Shares shall be entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Corporation, and the holders of Class B Shares shall be entitled to 1,000 votes per share on each matter requiring the approval of the holders of common shares of the Corporation whether pursuant to these Articles of Incorporation, the Corporation’s by-laws, the Business Corporation Act or otherwise.  The holders of the Class A Shares and the Class B Shares shall vote as a single class on all such matters, except as set forth in (i) below.  In addition, the Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, the

Preferred Stock as a class or any series of the Preferred Stock.  Such resolutions shall be filed with the Minister of Foreign Affairs in accordance with Section 5.1(5) of the Business Corporation Act.  The issue and the determination by the Board of Directors of the rights of (i) any class or series of shares, other than Class A Shares and Preferred Stock, is subject to the prior affirmative vote of the majority of the votes represented by the total number of issued and outstanding shares of that class voting as a single class and (ii) any class or series of Preferred Stock is subject to the prior affirmative vote of the majority of the votes represented by all issued and outstanding shares of all classes and series of the Corporation voting as a single class; provided that the approval in clauses (i) and (ii) above is not required if shares are issued to Directors, Officers or employees of the Corporation pursuant to an incentive, compensation or similar plan or otherwise as compensation duly authorized by the Board of Directors.”

Required Vote

Approval of Proposal One requires the affirmative vote of a majority of the votes of the holders of Common Shares eligible to attend and vote at the Rescheduled Meeting.  Accordingly, abstentions shall count as votes against Proposal One.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL ONE. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF PROPOSAL ONE UNLESS A CONTRARY VOTE OR ABSTENTION IS INDICATED.

PROPOSAL TWO – ELECTION OF DIRECTORS

The Company currently has seven Directors, all of a single class.  All of the current Directors have been nominated by the Board for re-election at the Rescheduled Meeting.  Each nominee Director shall serve until the next duly held annual meeting of shareholders and until his successor is duly elected and qualified.

Set forth below is information concerning each nominee for Director.  Each nominee is currently a Director of the Company.

The affirmative vote of a plurality of the votes in the aggregate represented by the Common Shares present and entitled to vote at the Rescheduled Meeting is required to approve the proposal. You are urged to indicate the way you wish to vote on the matter in the space provided.  The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board if you choose to do so.  An abstention will not count towards determining whether this proposal will be adopted.  If no space on the proxy is marked, your shares will be voted by the proxies named therein “FOR” the election of Directors as set forth below.

It is expected that each of these nominees will be able to serve, but if it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Nominated for Position
Gabriel Panayotides	52	Director
Christopher Georgakis	43	Director
George Agadakis	54	Director
Trevor J. Williams	65	Director
Frithjof Platou	70	Director
Evangelos Macris	56	Director
Apostolos Kontoyannis	58	Director

Nominees for Director

Gabriel Panayotides has been Director of the Company since October 1997 and Chairman of the Board of Directors since February 1998.  From October 1997 until November 1, 2004, he was President and Chief Executive Officer of the Company. He has participated in the ownership and management of ocean going vessels since 1978.  He is also a member of the Greek Committee of Bureau Veritas, an international classification society.  He holds a Bachelors degree from the Piraeus University of Economics.

Christophoros Georgakis was appointed on November 1, 2004 by the Board of Directors as the new President and Chief Executive Officer of the Company in replacement of Mr. Gabriel Panayotides, who retired from these positions.  Mr. Georgakis has two decades of shipping experience with a concentration on dry bulk shipping and joins the Company following six years with privately-held London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. Mr. Georgakis holds a BSc in Business Administration, magna cum laude, from United States International University.

George Agadakis has been Vice President, Chief Operating Officer and a Director of the Company since November 1997. He is the Shipping Director of Maryville Maritime Inc. and was the General Manager of Maryville from January 1992 to January 2001. He served as Insurance and Claims Manager of Maryville from 1983 to 1992.  He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976.  He holds diplomas in shipping from the Business Centre of Athens and the London School of Foreign Trade Ltd.

Trevor J. Williams has been a Director of the Company since November 1988 and has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.

Frithjof Platou has been a Director of the Company since July 29, 2005. Mr. Platou is a Norwegian citizen, has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the boards of directors of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specialising in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Evangelos Macris has been a Director of the Company since July 29, 2005. Mr. Macris is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus-based office specializing in shipping law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post graduate degree in Shipping Law from the University of London, University College.

Apostolos Kontoyannis has been a Director of the Company since July 29, 2005. Mr. Kontoyannis is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987 that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Required Vote

Approval of Proposal Two requires the affirmative vote of a plurality of the votes of those holders of Common Shares attending and voting at the Rescheduled Meeting.  Accordingly, abstentions as to Proposal Two shall not be counted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL TWO. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS INDICATED.

PROPOSAL THREE – RATIFICATION AND APPROVAL OF THE COMPANY’S INDEPENDENT AUDITOR

The Board hereby submits for ratification and approval by the shareholders at the Rescheduled Meeting Ernst & Young as the Company’s independent registered public accounting firm. The Board has duly appointed Ernst & Young as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006. The affirmative vote of the majority of the votes in the aggregate represented by Common Shares present and entitled to vote at the Rescheduled Meeting is required to approve the proposal.  However, an abstention will not count towards determining whether this proposal will be adopted. If no space on the proxy is marked, your shares will be voted by the proxies named therein “FOR” selection of the above named independent registered public accounting firm.

Ernst & Young have advised the Company that they do not have any direct or indirect financial interest in the Company, nor have they any such interest in connection with the Company during the past three fiscal years.

Required Vote

Approval of Proposal Three requires the affirmative vote of a majority of the votes of those holders of Common Shares attending and voting at the Rescheduled Meeting.  Accordingly, abstentions as to Proposal Three shall not be counted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL THREE.  PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS INDICATED.

OTHER INFORMATION

The Board knows of no business which will be presented for consideration at the Rescheduled Meeting other than that stated in the Notice of Rescheduled Annual Meeting of Shareholders.  Should any additional matter come before the Rescheduled Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                        By Order of the Directors,

                  Deborah L. Paterson
          Secretary

September 13, 2007
Hamilton, Bermuda

Exhibit 2

EXCEL MARITIME CARRIERS LTD.

ANNUAL MEETING OF SHAREHOLDERS
OCTOBER 16, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Jason Adkins as the undersigned's agent and proxy with full power of substitution to vote any and all Common Shares of Excel Maritime Carriers Ltd. held of record by the undersigned on September 12, 2007 at the Annual Meeting of Shareholders of said Company to be held on October 16, 2007 at 11:00 a.m., local time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, or any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER WILL BE VOTED AT THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF IN THE MANNER DIRECTED HEREIN. WITH RESPECT TO PROPOSAL ONE, THIS PROXY WILL BE VOTED FOR SAID PROPOSAL UNLESS A CONTRARY VOTE OR ABSTENTION IS INDICATED. WITH RESPECT TO PROPOSAL TWO AND PROPOSAL THREE, UNLESS OTHERWISE MARKED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS.

(Continued to be signed and dated on reverse side).

ANNUAL MEETING OF SHAREHOLDERS OF

EXCEL MARITIME CARRIERS LTD.

October 16, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ê	Please detach along perforated line and mail in the envelope provided.	ê

20730030000000000000 2	101607

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE S
2.	PROPOSAL to elect a total of seven Directors, to serve until the next duly held general meeting of shareholders and until their respective successors are duly elected and qualified.			1.
PROPOSAL to ratify and approve the Amendment to Article Fifth of the Company's Amended and Restated Articles of Incorporation, increasing from 49,000,000 to 100,000,000 the number of authorized shares of the Company's Class A common stock.
						FOR	AGAINST	ABSTAIN
						£	£	£
NOMINEES:
£	FOR ALL NOMINEES	m	Gabriel Panayotides
		m	Christopher Georgakis
£	WITHHOLD AUTHORITY FOR ALL NOMINEES	m	George Agadakis	3.	PROPOSAL to ratify and approve the appointment of ERNST & YOUNG as the Company's independent auditor for the fiscal year ending December 31, 2006.	£	£	£
		m	Trevor Williams
£	FOR ALL EXCEPT (See instructions below)	m	Frithjof S. Platou
		m	Evangelos Macris
		m	Apostolos Kontoyannis

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as show here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
£

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  September 14, 2007                                                By:     /s/ Christopher Georgakis ___
         Christopher Georgakis
       Chief Executive Officer, President and Director

SK 02545 0001 810271